UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes    No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND FOR THE THREE-MONTH PERIOD

ENDED MARCH 31, 2025

PRESENTED IN COMPARATIVE FORM

(Stated in millions of constant pesos – Note 3)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Condensed Interim Consolidated Financial Statements.

Terms	Definitions
BCRA	Central Bank of Argentina
BNA	Banco de la Nación Argentina
CABA	City of Buenos Aires
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
CPD	Distribution Own Cost
edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
GWh	Gigawatt hour
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
IGJ	Inspección General de Justicia (the Argentine governmental regulatory agency of corporations)
IMF	International Monetary Fund
INDEC	National Institute of Statistics and Census
KWh	Kilowatt hour
MEM	Wholesale Electricity Market
MLC	Free Foreign Exchange Market
MWh	Megawatt hour
PBA	Province of Buenos Aires
PEN	Federal Executive Power
RECPAM	Gain (Loss) on exposure to the changes in the purchasing power of the currency
RT	Electricity Rate Review
SACME	S.A. Centro de Movimiento de Energía
SE	Energy Secretariat
VAD	Distribution Added Value

3

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Av. Del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the Concession Agreement by which this public service is regulated

Date of registration with the Public Registry of Commerce:

•	of the Articles of Incorporation: August 3, 1992
•	of the last amendment to the Bylaws: July 24, 2024

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: Empresa de Energía del Cono Sur S.A.

Legal address: 1252 Maipú St., 12th Floor - CABA

Main business of the parent company: Investment company and provider of services related to the distribution of electricity, renewable energies and development of sustainable technology

Interest held by the parent company in capital stock and votes: 51%

CAPITAL STRUCTURE

AS OF MARCH 31, 2025

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 21)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,566,330
Class C (2)	1,596,659
906,455,100

(1)	Includes 30,772,779 treasury shares as of March 31, 2025.
(2)	Relates to the Employee Stock Ownership Program Class C shares (Note 21).

4

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

edenor

Condensed Interim Consolidated Statement of Comprehensive Income

for the three-month period ended March 31, 2025

presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Note	03.31.25	03.31.24 Restated (1)

Revenue	8	638,535	430,613
Energy purchases	8	(380,182)	(250,142)
Distribution margin		258,353	180,471
Transmission and distribution expenses	9	(126,959)	(114,879)
Gross profit		131,394	65,592

Selling expenses	9	(51,437)	(64,205)
Administrative expenses	9	(55,602)	(39,926)
Other operating income	10	8,392	8,472
Other operating expense	10	(9,662)	(4,557)
Operating result		23,085	(34,624)

Financial income	11	87	179
Financial costs	11	(59,314)	(177,119)
Other financial results	11	(9,114)	(156,829)
Net financial costs		(68,341)	(333,769)

Monetary gain (RECPAM)		81,204	345,378

Income (loss) before taxes		35,948	(23,015)

Income tax	28	(37)	136,557
Income for the period		35,911	113,542

Comprehensive income for the period attributable to:
Owners of the parent		35,911	113,542
Comprehensive income for the period		35,911	113,542

Basic and diluted income per share:
Income per share (argentine pesos per share)	12	41.04	129.76

(1)	See Note 1: Retroactive restatement of the previously issued financial statements – Deferred tax liability generated by the Property, plant and equipment account.

The accompanying notes are an integral part of the Condensed Interim Consolidated Financial Statements.

5

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

edenor

Condensed Interim Consolidated Statement of Financial Position

as of March 31, 2025 presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Note	03.31.25	12.31.24
ASSETS
Non-current assets
Property, plant and equipment	13	3,298,912	3,259,911
Interest in joint ventures		132	132
Right-of-use asset	14	9,535	11,347
Other receivables	16	526	133
Total non-current assets		3,309,105	3,271,523

Current assets
Inventories	15	172,364	162,606
Other receivables	16	41,420	61,512
Trade receivables	17	447,106	393,419
Financial assets at amortized cost	18	426	11,073
Financial assets at fair value through profit or loss	19	361,429	394,487
Cash and cash equivalents	20	10,548	25,969
Total current assets		1,033,293	1,049,066
TOTAL ASSETS		4,342,398	4,320,589

6

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

edenor

Condensed Interim Consolidated Statement of Financial Position

as of March 31, 2025 presented in comparative form (continued)

(Stated in millions of constant pesos – Note 3)

	Note	03.31.25	12.31.24
EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	21	875	875
Adjustment to share capital	21	806,132	806,132
Treasury stock	21	31	31
Adjustment to treasury stock	21	17,239	17,239
Additional paid-in capital	21	11,213	11,213
Cost treasury stock		(66,064)	(66,064)
Legal reserve		55,846	55,846
Voluntary reserve		540,810	540,810
Other comprehensive loss		(5,733)	(5,733)
Accumulated profits		311,771	275,860
TOTAL EQUITY		1,672,120	1,636,209

LIABILITIES
Non-current liabilities
Trade payables	23	3,288	3,061
Other payables	24	189,506	203,751
Borrowings	25	370,944	385,360
Deferred revenue	26	116,054	117,396
Salaries and social security payable	27	7,197	6,759
Benefit plans		15,379	14,818
Deferred tax liability	28	730,076	746,727
Income tax payable	28	828	-
Provisions	30	25,309	23,345
Total non-current liabilities		1,458,581	1,501,217

Current liabilities
Trade payables	23	912,732	823,791
Other payables	24	112,050	122,299
Borrowings	25	74,622	122,173
Deferred revenue	26	592	113
Salaries and social security payable	27	46,981	67,215
Benefit plans		1,441	1,563
Tax liabilities	29	53,799	37,223
Provisions	30	9,480	8,786
Total current liabilities		1,211,697	1,183,163
TOTAL LIABILITIES		2,670,278	2,684,380

TOTAL LIABILITIES AND EQUITY		4,342,398	4,320,589

The accompanying notes are an integral part of the Condensed Interim Consolidated Financial Statements.

7

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

edenor

Condensed Interim Consolidated Statement of Changes in Equity

for the three-month period ended March 31, 2025

presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Share capital	Adjust- ment to share capital	Treasury stock	Adjust- ment to treasury stock	Additional paid-in capital	Cost treasury stock	Legal reserve	Voluntary reserve	Other reserve	Other comprehen- sive results	Accumula- ted (losses) profits	Total equity
Balance at December 31, 2023 restated	875	806,087	31	17,284	11,148	(66,064)	55,846	540,810	-	(8,201)	(19,587)	1,338,229

Income for the three-month period restated	-	-	-	-	-	-	-	-	-	-	113,542	113,542
Balance at March 31, 2024	875	806,087	31	17,284	11,148	(66,064)	55,846	540,810	-	(8,201)	93,955	1,451,771

Other Reserve Constitution - Share-based compensation plan	-	-	-	-	-	-	-	-	65	-	-	65
Payment of Other Reserve Constitution - Share-based compensation plan	-	45	-	(45)	65	-	-	-	(65)	-	-	-
Other comprehensive results	-	-	-	-	-	-	-	-	-	2,468	-	2,468
Gain for the nine-month complementary period	-	-	-	-	-	-	-	-	-	-	181,905	181,905
Balance at December 31, 2024	875	806,132	31	17,239	11,213	(66,064)	55,846	540,810	-	(5,733)	275,860	1,636,209

Income for the three-month period	-	-	-	-	-	-	-	-	-	-	35,911	35,911
Balance at March 31, 2025	875	806,132	31	17,239	11,213	(66,064)	55,846	540,810	-	(5,733)	311,771	1,672,120

The accompanying notes are an integral part of the Condensed Interim Consolidated Financial Statements.

8

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

edenor

Condensed Interim Consolidated Statement of Cash Flows

for the three-month period ended March 31, 2025

presented in comparative form

(Stated in millions of constant pesos – Note 3)

	Note	03.31.25	03.31.24 Restated (1)
Cash flows from operating activities
Income for the period		35,911	113,542

Adjustments to reconcile net (loss) income to net cash flows from operating activities:
Depreciation of property, plant and equipment	13	38,346	38,948
Depreciation of right-of-use assets	14	1,812	2,530
Loss on disposals of property, plant and equipment	13	2,051	368
Net accrued interest	11	59,344	176,391
Income from customer surcharges	10	(5,452)	(6,587)
Exchange difference	11	2,922	3,796
Income tax	28	37	(136,557)
Allowance for the impairment of trade and other receivables	9	6,324	688
Adjustment to present value of receivables	11	1,111	1,808
Provision for contingencies	30	5,973	3,026
Changes in fair value of financial assets and financial liabilities	11	(9,019)	143,136
Accrual of benefit plans	9	1,733	5,985
Loss on integration in kind of Corporate Notes	11	-	1,521
Income from non-reimbursable customer contributions	10	(207)	(93)
Other financial costs	11	14,100	6,568
Monetary gain (RECPAM)		(81,204)	(345,378)
Changes in operating assets and liabilities:
Increase in trade receivables		(85,129)	(203,910)
Decrease (Increase) in other receivables		15,341	(27,662)
Increase in inventories		(9,350)	(17,460)
(Decrease) Increase in deferred revenue		(81)	240
Increase in trade payables		91,130	237,420
(Decrease) Increase in salaries and social security payable		(13,955)	2,398
Decrease in benefit plans		(2)	(458)
Increase in tax liabilities		2,372	4,937
Increase in other payables		1,115	39,429
Decrease in provisions	30	(758)	(951)
Net cash flows generated by operating activities		74,465	43,675

9

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

edenor

Condensed Interim Consolidated Statement of Cash Flows

for the three-month period ended March 31, 2025

presented in comparative form (continued)

(Stated in millions of constant pesos – Note 3)

	Note	03.31.25	03.31.24 Restated (1)
Cash flows from investing activities
Payment of property, plants and equipments		(63,235)	(66,589)
Sale (Purchase) net of Mutual funds and negotiable instruments		31,688	(74,488)
Net cash flows used in investing activities		(31,547)	(141,077)

Cash flows from financing activities
Proceeds from borrowings		18,391	124,108
Payment of borrowings		(24,398)	-
Payment of lease liability		(2,614)	(3,758)
Payment of interests from borrowings		(8,835)	(2,192)
Payment of Corporate Notes issuance expenses		(264)	(3,643)
Net cash flows generated by financing activities		(17,720)	114,515

Increase in cash and cash equivalents		25,198	17,113

Cash and cash equivalents at the beginning of the year	20	(34,254)	21,581
Exchange difference in cash and cash equivalents		1,067	848
Result from exposure to inflation		(573)	(237)
Increase in cash and cash equivalents		25,198	17,113
Cash and cash equivalents at the end of the period	20	(8,562)	39,305

Supplemental cash flows information
Non-cash activities
Adquisition of advances to suppliers, property, plant and equipment through increased trade payables		(16,163)	(9,958)

Adquisition of advances to suppliers, right-of-use assets through increased trade payables		-	(3,906)

(1)	See Note 1: Retroactive restatement of the previously issued financial statements – Deferred tax liability generated by the Property, plant and equipment account

The accompanying notes are an integral part of the Condensed Interim Consolidated Financial Statements

10

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES

Note	1 |General information

Empresa Distribuidora y Comercializadora Norte S.A. (hereinafter “edenor” or “the Company”) is a corporation (sociedad anónima) organized under the laws of the Argentine Republic, with legal address at 6363 Av. Del Libertador Ave - City of Buenos Aires, Argentina, whose shares are listed on Bolsas y Mercados Argentinos S.A. (ByMA) (Argentine Stock Exchange and Securities Market), traded on Mercado Abierto Electrónico S.A. (MAE) (electronic securities and foreign currency trading market), and the New York Stock Exchange (NYSE).

The corporate purpose of edenor is to engage in the distribution and sale of electricity within its concession area. Furthermore, it may provide and sale telecommunication services, as well as assign the use of its facilities for that purpose, subscribe or acquire shares of other distribution companies and invest in companies related to the generation, distribution and sale of energy, whether conventional or renewable, as well as in digitization, artificial intelligence and critical minerals-related projects. In addition, the Company may provide advisory, training, maintenance, consulting, and management services, act as trust agent and serve as trustee in credit transactions related to the generation, distribution and sale of electricity. These transactions may be conducted directly by edenor or through subsidiaries or related companies, both domestically and internationally.

The Company’s economic and financial situation

After the first three months of 2025, the trend towards improvement of the Company’s economic performance that had begun in 2024 continues, driven mainly by the recent electricity rate increases. In this context, the Company is currently analyzing the impact of the 2025-2030 Electricity Rate Review (Note 2.a).

During the first months of the current year, the periodic monthly adjustments of the CPD have continued, with increases of 4%, on average.

On March 10, 2025, by means of Executive Order No. 179/2025 of the PEN, a new financing program with the International Monetary Fund was approved, earmarked for the following: (i) repaying debt with the BCRA; (ii) settling maturities and paying public credit obligations of the 2022 program; (iii) strengthening international reserves; (iv) maintaining a zero fiscal deficit; (v) ensuring that the funds from the new program are used to pay debts rather than for fiscal expenditures; (vi) reducing inflation and stabilizing the economy; (vii) lifting foreign currency restrictions and making progress with the foreign currency market flexibilization; and (viii) regaining international market access, improving the country’s credit rating and facilitating its return to the global financial system. The Executive Order was approved by the Chamber of Representatives on March 20, 2025.

In this regard, on April 11, 2025, the IMF approved a 48-month USD 20 billion arrangement with quarterly reviews of targets and a repayment term of 10 years. Of the total amount approved, USD 15 billion relates to unrestricted disbursements in 2025.

Consequently, the BCRA provided for the ending of the so-called “cepo” foreign exchange controls and the implementation of a floating exchange rate system within bands as from April 14, 2025:

•	The cepo currency controls that restricted the purchase of dollars in the MLC to USD 200 per month since October 2019, are lifted.
•	A floating exchange rate band system, with the band ranging between ARS/USD 1,000 and ARS/USD 1,400, is adopted. The exchange rate will float freely based on supply and demand within the bands and the bands’ limits will be gradually widened -1% and +1% per month, respectively.
•	The BCRA will buy or sell dollars when the exchange rate at the MLC operates outside the bands. This, which is largely possible thanks to the IMF’s contribution of liquid funds mentioned in the preceding paragraph, would facilitate a transition without disruptions in the ongoing disinflation process.
•	All restrictions on access to the MLC related to government assistance received during the pandemic, subsidies, the public-sector employment and others are eliminated.

11

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES

•	Imports of (a) goods and services may be paid through the MLC from the date of customs entry registration and from the date the service is rendered, respectively (previously, there was a 30-day waiting period); (b) capital goods may be paid through the MLC as follows: an advance payment of 30%, 50% from the date of shipment at the port of origin, and 20% from the date of customs entry registration; (c) services between related companies may be paid through the MLC after 90 days from the date the service is rendered (previously the timeframe was 180 days).
•	Access to the MLC is authorized for the purpose of paying dividends to non-resident shareholders in respect of realized earnings recognized in financial statements for fiscal years beginning on or after January 1, 2025.

Additionally, the BCRA and the Central Bank of China (PBOC) have agreed on a new 12-month extension of the currency swap bilateral agreement, equivalent to USD 5 billion.

In this framework, the BCRA provides for a monetary system aimed at a tighter monitoring of the money supply, based on the non-financing of the fiscal policy by the BCRA, and of zero monetary issuance for the remuneration of the BCRA’s remunerated liabilities. It is expected that the aforementioned measures, as a whole, will boost activity and investment, the recovery of domestic savings and credit to the private sector, increasing monetary predictability, exchange rate flexibility and unrestricted reserves that support the new economic program.

Finally, by means of the 2025 General Budget approved by Executive Order No. 186/2025, a new Special System for the Regularization of Payment Obligations with CAMMESA and/or with the MEM is implemented for the debts accumulated by electricity distribution companies as of November 30, 2024 (Note 2.b).

The Company’s Management permanently monitors the development of the variables that affect the Company’s business, in order to define its course of action and identify the potential impacts on its financial and cash position. Within the described context, despite the fact that in the last few fiscal years the Company recorded negative working capital, as a consequence of the insufficient adjustments of the electricity rate over the last few years, the Company continues making the investments necessary, both for the efficient operation of the network and for maintaining and even improving the quality of the service

Retroactive restatement of the previously issued financial statements – Deferred tax liability generated by the Property, plant and equipment account

As a result of that which was mentioned in the Consolidated Financial Statements as of December 31, 2024, the Company retroactively restated the impacted balances of its previously issued financial statements, correcting the error detected in the deferred tax calculation relating to the Property, plant and equipment account that generated an overstatement of the deferred tax liability, with the impacts on the condensed interim consolidated financial statements as of March 31, 2024 being as follow:

Statement of Comprehensive Income (abstract)

	03.31.24 As previously reported	RECPAM (Inflationary effect)	03.31.24	Error correction	03.31.24 Restated

Loss before taxes	(14,760)	(8,255)	(23,015)	-	(23,015)

Income tax	65,627	36,705	102,332	34,225	136,557
Income of the period	50,867	28,450	79,317	34,225	113,542

Basic and diluted income per share:
Basic and diluted income per share:	58.13	32.51	90.64	39.12	129.76

Profit and loss items of the “Adjustment” column are also included in both the Statement of Changes in Equity and the Statement of Cash Flows at the end of the period.

12

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES

Note	2 | Regulatory framework

At the date of issuance of these condensed interim consolidated financial statements, there exist the following changes with respect to the situation reported by the Company in the Consolidated Financial Statements as of December 31, 2024:

a)	Electricity rate situation

On March 7, 2025, by means of Resolution No. 160/2025, the ENRE approved the values of the Company’s electricity rate schedule, effective from the billing relating to the reading of meters subsequent to 12:00 AM on March 1, 2025, for Levels 1, 2 and 3, as well as for neighborhood and town clubs (CdByP) and public welfare entities, feed-in tariffs for User-Generators, and electricity rate values applicable to the self-managed metering system, in line with the new seasonal reference prices applicable in the March 1-April 30, 2025 period, approved by SE Resolution No. 110/2025.

In this regard, and in accordance with the service quality regulations for the 2025-2030 five-year period, the aforementioned ENRE Resolution approves the average VAD values for the assessment of the service, technical product and commercial service-related penalties set in KWh, replacing the calculation methodology of the previous 2017 RT, as from March 1, 2025, as provided for in ENRE Resolutions Nos. 3 and 8/2025.

Additionally, on April 1, 2025, by means of Resolution No. 224/2025, the ENRE approved the values of the Company’s electricity rate schedule, effective from the billing relating to the reading of meters subsequent to 12:00 AM on April 1, 2025, with an average increase in the CPD of 3.5%.

Furthermore, the scheduled date for the issuance of the resolutions that approve the Company’s electricity rate schedules in the framework of the Five-year Electricity Rate Review (RT), which had been set for March 31, 2025, was postponed to April 30, 2025.

Additionally, on April 3, 2025, by means of Resolution No. 237/2025, the ENRE revoked Section 2 of ENRE Resolution No. 4/2025 dated January 7, 2025, and approved a rate of return on assets in real terms and after taxes of 6.50%, equivalent to a rate in real terms before taxes of 9.99% (increase of 4.5%).

Finally, on April 29, 2025, ENRE Resolution No. 304/2025 approves the electricity rate and regulatory framework for the 2025-2030 period relating to the Five-year Electricity Rate Review (RT).

The aforementioned resolution provides for:

-	The approval of the Company’s electricity rate schedule effective from the billing relating to the reading of meters subsequent to 12:00 AM on May 1, 2025, with a 3% increase in the CPD, plus a monthly increase of 0.42% in real terms starting on June 1, 2025, and continuing in the months thereafter through November 1, 2027. The adjustment will take into consideration the price effect determined by the indexation formula, with a monthly frequency, and the annual adjustment that may arise due to deviations from compliance with the investment plan.
-	The approval of the adjustment mechanism to be applied on a monthly basis to the CPD, resulting from the indexation formula based on price indexes (CPI and WPI).
-	The approval of the Efficiency Incentive Factor (E Factor).
-	The updating of the Company’s Concession Agreement, by approving new texts of the Electricity Rate System, Electricity Rate Setting Procedure, and Quality Regulations and Penalties Sub-annexes, and the Supply Regulations, with the aim of adjusting the regulatory framework, effective from May 1, 2025.

13

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES

b)	Agreements on the Regularization of Payment Obligations with CAMMESA – Debt for the purchase of energy in the MEM

On March 13, 2025, by means of Executive Order No. 186/2025, the PEN approved the 2025 General Budget, which, in its Section 7, provides for a Special System for the Regularization of Payment Obligations with CAMMESA and/or with the MEM for the debts accumulated by electricity distribution companies as of November 30, 2024. For the remaining debts, this system for the regularization of payment obligations provides for a Payment Plan consisting of up to 72 monthly installments, a 12-month grace period, and an interest rate equivalent to up to 50% of that in effect in the MEM.

In this regard, the possibility of converting into pesos the already regularized debt denominated in MWh provided for in the second paragraph of Section 89 of Law No. 27,701 on the 2023 General Budget, which is effective for fiscal year 2025 pursuant to Section 27 of Law No. 24,156, as amended, should also be considered. As of March 31, 2025, the Company’s debt relating to the Payment Plan denominated in MWh totals $ 122,422.

As a condition subsequent of the agreements to be signed, electricity distribution companies must regularize and comply, in due time and in proper form, with the payment of the current billing with CAMMESA and with any other arrangements signed prior to the regularization system. Furthermore, in fulfillment of their obligations and responsibilities, different mechanisms will be implemented to promote the making of investments aimed at improving the electricity system. It is worth mentioning that since April 2024 the Company has been up to date with the payments of CAMMESA’s current billing.

Additionally, a Special System of Credits is implemented for those electricity distribution companies that as of December 31, 2024 have not had unregularized debt with CAMMESA and have settled all 2024 transactions, pursuant to the conditions set by the application authority.

In this regard, on April 21, 2025, by means of Directive No. 1/2025, the Energy Under-secretariat approved the terms of the System for the Regularization of Payment Obligations, which include:

(i)	the outstanding debts with the MEM not yet included in payment plans existing prior to November 30, 2024, payable in 72 monthly installments, with a 12-month grace period, and at the interest rate in effect in the MEM, reduced by 50%, which will be reviewed semi-annually if a variation of 500 basis points occurs;
(ii)	the outstanding debts with the MEM included in payment plans signed prior to the new system, in the framework of Section 87 of Law No. 27,591 and SE Resolution No. 642/2022, with the duly agreed-upon terms remaining in effect; and
(iii)	the outstanding debts with the MEM included in payment plans signed prior to the new system, in the framework of Section 89 of Law No.27,701, which provides for the conversion into pesos of the Payment plan in MWh, at the price applicable to the payment of the October 2024 installment, with all other duly agreed-upon terms remaining in effect.

At the date of issuance of these condensed interim consolidated financial statements, the new Memorandum of Agreement has not been formalized, with the negotiations between the parties being currently underway.

c)	Framework Agreement

In accordance with the Agreement entered by edenor, the Federal Government and the Province of Buenos Aires, and in connection with electricity consumption generated in 2025, the ENRE has been informed for validation purposes of the credits against the Federal Government and the Province of Buenos Aires for $ 2,065 million and $ 2,798 million, respectively.

14

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES

At the date of issuance of these condensed interim consolidated financial statements, the amounts to be contributed by the Federal Government and the Province of Buenos Aires, whose crediting and/or offsetting against debts with CAMMESA for electricity consumption of 2024 is still pending, total $ 2,617 and $ 4,378 respectively. Furthermore, the amount to be contributed by the Federal Government, whose crediting and/or offsetting against debts with CAMMESA for electricity consumption of 2023 is still pending, totals $ 352.

Note	3 | Basis of preparation

These condensed interim consolidated financial statements for the three-month period ended March 31, 2025 have been prepared in accordance with the provisions of IAS 34 “Interim Financial Reporting”. They were approved for issue by the Company’s Board of Directors on May 9, 2025.

By means of General Resolution No. 622/2013, the CNV provided for the application of Technical Resolution No. 26 of the FACPCE, which adopts the IFRS issued by the IASB, for those entities that are included in the public offering system of Law No. 17,811, as amended, whether on account of their capital or their corporate notes, or have requested authorization to be included in the aforementioned system.

These condensed interim consolidated financial statements include all the necessary information in order for the users to properly understand the relevant facts and transactions that have occurred subsequent to the issuance of the last Consolidated Financial Statements for the year ended December 31, 2024 and until the date of issuance of these condensed interim consolidated financial statements. The Company’s Management estimates that they include all the necessary adjustments to fairly present the results of operations for each period. The results of operations for the three-month period ended March 31, 2025 and its comparative period as of March 31, 2024 do not necessarily reflect the Company’s results in proportion to the full fiscal year. Therefore, the condensed interim consolidated financial statements should be read together with the audited Consolidated Financial Statements as of December 31, 2024 prepared under IFRS.

The Company’s condensed interim consolidated financial statements are measured in pesos (the legal currency in Argentina) restated in accordance with that mentioned in this Note, which is also the presentation currency.

Comparative information

The balances as of December 31 and March 31, 2024, as the case may be, disclosed in these condensed interim consolidated financial statements for comparative purposes, arise as a result of restating the annual Consolidated Financial Statements and the Condensed Interim Consolidated Financial Statements as of those dates, respectively, to the purchasing power of the currency at March 31, 2025, as a consequence of the restatement of financial information described hereunder. Furthermore, in addition to the situation reported in Note 1, certain amounts of the financial statements presented in comparative form have been reclassified in order to maintain consistency of presentation with the amounts of the current periods.

Restatement of financial information

The condensed interim consolidated financial statements, including the figures relating to the previous year/period, have been stated in terms of the measuring unit current at March 31, 2025, in accordance with IAS 29 “Financial reporting in hyperinflationary economies”, using the indexes published by the FACPCE. The inflation rate for the period of January 1, 2025 - March 31, 2025 was 8.6%.

15

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES

Note	4 | Accounting policies

The accounting policies adopted for these condensed interim consolidated financial statements are consistent with those used in the Consolidated Financial Statements for the last financial year, which ended on December 31, 2024.

New accounting standards, amendments and interpretations issued by the IASB that are effective as of March 31, 2025 and have been adopted by the Company:

- IAS 21 “The effects of changes in foreign exchange rates”, amended in August 2023. Guidelines are included in order to specify when a currency is interchangeable and how to determine the exchange rate to apply when it is not.

There are no new IFRS or IFRIC applicable as from this period that have a material impact on the Company’s condensed interim consolidated financial statements.

New accounting standards, amendments and interpretations issued by the IASB that are not yet effective and have not been early adopted by the Company

- IFRS 18 “Presentation and disclosure in financial statements”, issued in April 2024. It includes new requirements for all entities applying IFRS for the presentation and disclosure of information in financial statements. It introduces three defined categories of income and expenses (operating, investing and financing) that modify the structure of the statement of profit or loss, and requires companies to present new defined subtotals, including operating profit or loss, in order to analyze the companies’ financial performance and facilitate comparison between companies. The standard requires companies to disclose explanations of those company-specific measures that are related to the statement of profit or loss, referred to as management-defined performance measures. It provides enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes. It requires that companies provide more transparency about operating expenses. The management-defined performance measures, as defined by IFRS 18, consist of measures that are subtotals of income and expenses. IFRS 18 does not require companies to provide management-defined performance measures but does require companies to explain them if they are provided.

IFRS 18 replaces IAS 1 “Presentation of financial statements”, but carries forward many requirements from IAS 1 unchanged. IFRS 18 is effective for annual reporting periods beginning as from January 1, 2027, with early adoption permitted. In this regard, the Company is currently assessing the impact of IFRS 18 and estimates that there will be significant changes in the disclosure of the Statement of Comprehensive Income and its related notes.

- IFRS 19 “Subsidiaries without public accountability: Disclosures”, issued in May 2024. It specifies reduced disclosure requirements that an eligible entity is permitted to apply instead of the disclosure requirements in other IFRS. IFRS 19 applies to annual reporting periods beginning as from January 1, 2027, earlier application permitted.

- IFRS for SMEs: It includes amendments to key sections and incorporates a new section on fair value measurement. It aligns definitions and criteria with full IFRS (IFRS 3, 9, 10, 13 and 15), and introduces changes in assets, liabilities, control, revenue and business combinations concepts. It is effective for annual reporting periods beginning as from January 1, 2027, earlier application permitted.

16

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES

Note	5 | Financial risk management

Note 5.1 | Financial risk factors

The Company’s activities and the market in which it operates expose the Company to a number of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

Additionally, the difficulty in obtaining financing in international or national markets could affect certain variables of the Company’s business, such as interest rates, foreign currency exchange rates and the access to sources of financing.

With regard to the Company’s risk management policies, there have been no significant changes since the last fiscal year end.

a.	Market risks

i.	Currency risk

As of March 31, 2025 and December 31, 2024, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	Total 03.31.25	Total 12.31.24

ASSETS
CURRENT ASSETS
Other receivables	USD	7.1	1071.000	7,604	1,787
Financial assets at fair value through profit or loss	USD	265.8	1071.000	284,672	319,289
Cash and cash equivalents	USD	3.0	1071.000	3,213	15,640
TOTAL CURRENT ASSETS				295,489	336,716
TOTAL ASSETS				295,489	336,716

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	345.4	1074.000	370,944	385,360
TOTAL NON-CURRENT LIABILITIES				370,944	385,360
CURRENT LIABILITIES
Trade payables	USD	24.6	1074.000	26,420	19,944
	EUR	0.1	1162.390	116	116
	CHF	0.2	1214.311	243	248
Borrowings	USD	18.9	1074.000	20,302	13,550
TOTAL CURRENT LIABILITIES				47,081	33,858
TOTAL LIABILITIES				418,025	419,218

(1)	The exchange rates used are the BNA exchange rates in effect as of March 31, 2025 for United States dollars (USD), Euros (EUR) and Swiss francs (CHF).

ii.	Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used for carrying out such measurements. The fair value hierarchy has the following levels:

· Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

· Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from the prices).

· Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

17

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES

The table below shows the Company’s financial assets and liabilities measured at fair value as of March 31, 2025 and December 31, 2024:

	LEVEL 1	LEVEL 2

At March 31, 2025
Assets
Other receivables
Assigned assets and in custody	5,911	-
Financial assets at fair value through profit or loss:
Negotiable instruments	53,933	-
Mutual funds	307,496	-
Cash and cash equivalents:
Mutual funds	1,058	-
Total assets	368,398	-

Liabilities
Other liabilities:
Payment plan - CAMMESA	-	122,422
Total liabilities	-	122,422

	LEVEL 1	LEVEL 2
At December 31, 2024
Assets
Other receivables
Transferred assets and in custody	9,711	-
Financial assets at fair value through profit or loss:
Negotiable instruments	124,305	-
Mutual funds	270,182	-
Cash and cash equivalents
Mutual funds	487	-
Total assets	404,685	-

Liabilities
Other liabilities:
Payment plan - CAMMESA	-	142,758
Total liabilities	-	142,758

iii.	Interest rate risk

Interest rate risk is the risk of fluctuation in the fair value or cash flows of an instrument due to changes in market interest rates. The Company’s exposure to interest rate risk is mainly related to its long-term debt obligations.

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of March 31, 2025 and December 31, 2024, except for the Class No. 6 Corporate Notes issued by the Company in Argentine pesos, at the private BADLAR floating interest rate plus an annual 7% fixed margin, the bank loans taken with Banco Ciudad and Banco Provincia banks (Note 25), and the Payment plan with CAMMESA that is disclosed in the Other payables account (Notes 2.b and 24), all the loans were obtained at fixed interest rates. The Company’s policy is to keep the largest percentage of its indebtedness in instruments that accrue interest at fixed rates.

18

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES

Note	6 | Critical accounting estimates and judgments

The preparation of the condensed interim consolidated financial statements requires the Company’s Management to make estimates and assessments concerning the future, exercise critical judgment and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

These estimates and judgments are permanently evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these condensed interim consolidated financial statements.

In the preparation of these condensed interim consolidated financial statements, there were no changes in either the critical judgments made by the Company when applying its accounting policies or the sources of estimation uncertainty used with respect to those applied in the Consolidated Financial Statements for the year ended December 31, 2024.

Note	7 | Contingencies and lawsuits

The provision for contingencies has been recorded to face situations existing at the end of each period that may result in a loss for the Company if one or more future events occurred or failed to occur.

At the date of issuance of these condensed interim consolidated financial statements, there are no significant changes with respect to the situation reported by the Company in the Consolidated Financial Statements as of December 31, 2024, except for the following:

-	Legal action brought by the Municipality of Morón and other plaintiffs (7 4313-2025)

The Company filed an appeal against this interim precautionary measure (“precautelar”), and on March 20, 2025, the Local (San Martín) Appellate Court in Administrative Matters upheld the appeal, partially reversing the resolution and directing the Company to inform users about the existence of this legal action when service provision is suspended due to non-payment.

- Protección a los Consumidores y Usuarios de la República Argentina Asociación Civil (Procurar) – Class action for the protection of a constitutional right (“amparo colectivo”)

The court allowed the Company to extend the effects of the provisional measure until April 29, 2025.

19

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES

Note	8 | Revenue from sales and energy purchases

We provide below a brief description of the main services provided by the Company:

Sales of electricity

Small demand segment: Residential use and public lighting (T1)	Relates to the highest demand average recorded over 15 consecutive minutes that is less than 10 kilowatts. In turn, this segment is subdivided into different residential categories based on consumption. This segment also includes a subcategory for public lighting. Users are categorized by the Company according to their consumption.
Medium demand segment: Commercial and industrial customers (T2)	Relates to the highest demand average recorded over 15 consecutive minutes that is equal to or greater than 10 Kilowatts but less than 50 Kilowatts. The Company agrees with the user the supply capacity.
Large demand segment (T3)	Relates to the highest demand average recorded over 15 consecutive minutes that is greater than 50 Kilowatts. In turn, this segment is subdivided into categories according to the supply voltage -low, medium or high-, from voltages of up to 1 Kilovolt to voltages greater than 66 Kilovolts.
Other: (Shantytowns/ Wheeling system)	Revenue is recognized to the extent that a renewal of the Framework Agreement has been formalized for the period in which the service was accrued. In the case of the service related to the Wheeling system, revenue is recognized when the Company allows third parties (generators and large users) to access the available transmission capacity within its distribution system upon payment of a wheeling fee.

The KWh price relating to the Company’s sales of electricity is determined by the ENRE by means of the periodic publication of electricity rate schedules (Note 2.a), for those distributors that are regulated by the aforementioned Regulatory Authority, based on the rate setting and adjustment process set forth in the Concession Agreement.

Other services

Right of use of poles	Revenue is recognized to the extent that the rental value of the right of use of the poles used by the Company’s electricity network has been agreed upon for the benefit of third parties.
Connection and reconnection charges	Relate to revenue accrued for the carrying out of the electricity supply connection of new customers or the reconnection of already existing users.

20

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES

Energy purchases

Energy purchase	The Company bills its users the cost of its purchases of energy, which includes charges for purchases of energy and power. The Company purchases electric power at seasonal prices approved by the SE. The price of the Company’s electric power reflects the costs of transmission and other regulatory charges.
Energy losses	Energy losses are equivalent to the difference between energy purchased and energy sold. These losses can be classified into technical and non-technical losses. Technical losses represent the energy lost during transmission and distribution within the network as a consequence of the natural heating of the conductors and transformers that carry electricity from power generation plants to users. Non-technical losses represent the remainder of the Company’s energy losses and are mainly due to the illegal use of its services or the theft of energy. Energy losses require that the Company purchase additional energy in order to meet the demand and its Concession Agreement allows it to recover from its users the cost of these purchases up to a loss factor specified in its concession for each rate category. The current loss factor recognized in the tariff by virtue of its concession amounts approximately to 9.1%.

	03.31.25		03.31.24
	GWh	$	GWh	$
Sales of electricity
Small demand segment: Residential use and public lighting (T1)	3,444	420,079	3,473	249,868
Medium demand segment: Commercial and industrial (T2)	408	76,088	411	59,169
Large demand segment (T3)	892	124,716	932	103,158
Other: (Shantytowns/Wheeling system)	1,203	14,943	1,165	16,781
Subtotal - Sales of electricity	5,947	635,826	5,981	428,976

Other services
Right of use of poles		2,243		1,416
Connection and reconnection charges		466		221
Subtotal - Other services		2,709		1,637

Total - Revenue		638,535		430,613

	03.31.25		03.31.24
	GWh	$	GWh	$

Energy purchases (1)	7,045	(380,182)	7,004	(250,142)

(1)	As of March 31, 2025 and 2024, the cost of energy purchases includes technical and non-technical energy losses for 1,098 GWh and 1,023 GWh, respectively.

21

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES

Note	9 | Expenses by nature

The detail of expenses by nature is as follows:

Expenses by nature at 03.31.25
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	39,368	4,853	11,423	55,644
Pension plans	1,226	151	356	1,733
Communications expenses	1,924	2,200	131	4,255
Allowance for the impairment of trade and other receivables	-	6,324	-	6,324
Supplies consumption	10,380	-	849	11,229
Leases and insurance	528	9	2,355	2,892
Security service	6,483	143	322	6,948
Fees and remuneration for services	32,870	14,925	25,499	73,294
Public relations and marketing	-	1,295	-	1,295
Advertising and sponsorship	-	667	-	667
Reimbursements to personnel	-	-	2	2
Depreciation of property, plant and equipment	30,163	4,495	3,688	38,346
Depreciation of right-of-use asset	181	362	1,269	1,812
Directors and Supervisory Committee members’ fees	-	-	196	196
ENRE penalties	3,826	4,970	-	8,796
Taxes and charges	-	11,040	9,398	20,438
Other	10	3	114	127
At 03.31.25	126,959	51,437	55,602	233,998

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of March 31, 2025 for $ 8,289.

Expenses by nature at 03.31.24
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	43,341	5,757	13,549	62,647
Pension plans	4,141	550	1,294	5,985
Communications expenses	1,480	1,043	-	2,523
Allowance for the impairment of trade and other receivables	-	688	-	688
Supplies consumption	9,583	-	1,003	10,586
Leases and insurance	282	5	785	1,072
Security service	2,296	179	214	2,689
Fees and remuneration for services	15,791	8,973	14,586	39,350
Public relations and marketing	-	2,832	-	2,832
Advertising and sponsorship	-	1,459	-	1,459
Reimbursements to personnel	-	-	1	1
Depreciation of property, plant and equipment	30,637	4,565	3,746	38,948
Depreciation of right-of-use asset	253	506	1,771	2,530
Directors and Supervisory Committee members’ fees	-	-	251	251
ENRE penalties	7,071	33,642	-	40,713
Taxes and charges	-	4,005	2,619	6,624
Other	4	1	107	112
At 03.31.24	114,879	64,205	39,926	219,010

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of March 31, 2024 for $ 9,292.

22

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES

Note	10 | Other operating income (expense), net

	Note	03.31.25	03.31.24
Other operating income
Income from customer surcharges		5,452	6,587
Commissions on municipal taxes collection		821	723
Fines to suppliers		457	243
Services provided to third parties		1,429	676
Income from non-reimbursable customer contributions		207	93
Expense recovery		15	37
Other		11	113
Total other operating income		8,392	8,472

Other operating expense
Gratifications for services		(549)	(535)
Cost for services provided to third parties		(1,354)	(582)
Severance paid		(50)	(48)
Provision for contingencies	30	(5,973)	(3,026)
Disposals of property, plant and equipment		(1,710)	(275)
Other		(26)	(91)
Total other operating expense		(9,662)	(4,557)

Note	11 | Net finance costs

	Note	03.31.25	03.31.24
Financial income
Financial interest		87	179

Financial costs
Commercial interest		(38,495)	(121,136)
Borrowings interest		(18,279)	(4,051)
Penalties interest		(476)	(51,365)
Fiscal interest and other		(1,283)	(18)
Bank fees and expenses		(781)	(549)
Total financial costs		(59,314)	(177,119)

Other financial results
Changes in fair value of financial assets		9,828	22,474
Changes in fair value of financial liabilities		(809)	(165,610)
Loss on integration in kind of Corporate Notes	24	-	(1,521)
Exchange differences		(2,922)	(3,796)
Adjustment to present value of receivables		(1,111)	(1,808)
Other financial costs (*)		(14,100)	(6,568)
Total other financial results		(9,114)	(156,829)
Total net financial costs		(68,341)	(333,769)

(*) As of March 31, 2025 and 2024, $ 14,100 and $ 6,568, respectively, relate to Empresa de Energía del Cono Sur S.A. technical assistance.

23

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES

Note	12 | Basic and diluted earnings per share

Basic

The basic earnings per share are calculated by dividing the profit attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of March 31, 2025 and 2024, excluding common shares purchased by the Company and held as treasury shares.

The basic earnings per share coincide with the diluted earnings per share, inasmuch as there exist neither preferred shares nor Corporate Notes convertible into common shares.

	03.31.25	03.31.24
Income for the period attributable to the owners of the Company	35,911	113,542
Weighted average number of common shares outstanding	875	875
Basic and diluted income per share – in pesos	41.04	129.76

24

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES

Note	13 | Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment and communications	Construction in process	Supplies and spare parts	Total
At 12.31.24
Cost	88,365	800,607	2,028,318	909,175	322,491	978,848	37,191	5,164,995
Accumulated depreciation	(27,044)	(339,172)	(937,047)	(433,851)	(167,970)	-	-	(1,905,084)
Net amount	61,321	461,435	1,091,271	475,324	154,521	978,848	37,191	3,259,911

Additions	172	2	63	3,747	1,542	73,871	1	79,398
Disposals	-	(3)	(468)	(1,580)	-	-	-	(2,051)
Transfers	3,387	14,365	52,859	12,113	(7,924)	(74,800)	-	-
Depreciation for the period	(353)	(6,997)	(16,417)	(8,445)	(6,134)	-	-	(38,346)
Net amount 03.31.25	64,527	468,802	1,127,308	481,159	142,005	977,919	37,192	3,298,912

At 03.31.25
Cost	91,924	814,935	2,079,706	922,462	315,695	977,919	37,192	5,239,833
Accumulated depreciation	(27,397)	(346,133)	(952,398)	(441,303)	(173,690)	-	-	(1,940,921)
Net amount	64,527	468,802	1,127,308	481,159	142,005	977,919	37,192	3,298,912

•	During the period ended March 31, 2025, the Company capitalized as direct own costs $ 8,289.

25

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment and communications	Construction in process	Supplies and spare parts	Total
At 12.31.23
Cost	86,690	780,696	1,960,297	869,592	276,967	769,269	14,210	4,757,721
Accumulated depreciation	(24,782)	(312,095)	(870,273)	(396,115)	(144,803)	-	-	(1,748,068)
Net amount	61,908	468,601	1,090,024	473,477	132,164	769,269	14,210	3,009,653

Additions	284	1	156	3,067	1,032	72,007	-	76,547
Disposals	-	-	(108)	(165)	(95)	-	-	(368)
Transfers	608	1,439	8,352	5,773	(7,652)	(13,820)	5,300	-
Depreciation for the period	(591)	(7,330)	(16,964)	(8,944)	(5,119)	-	-	(38,948)
Net amount 03.31.24	62,209	462,711	1,081,460	473,208	120,330	827,456	19,510	3,046,884

At 03.31.24
Cost	87,582	782,139	1,967,203	878,181	270,068	827,456	19,510	4,832,139
Accumulated depreciation	(25,373)	(319,428)	(885,743)	(404,973)	(149,738)	-	-	(1,785,255)
Net amount	62,209	462,711	1,081,460	473,208	120,330	827,456	19,510	3,046,884

•	During the period ended March 31, 2024, the Company capitalized as direct own costs $ 9,292.

26

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES

Note	14 | Right-of-use assets

The leases recognized as right-of-use assets in accordance with IFRS 16 are disclosed below:

	03.31.25	12.31.24
Right of uses asset by leases	9,535	11,347

The development of right-of-use assets is as follows:

	03.31.25	03.31.24
Balance at beginning of the year	11,347	8,369
Additions	-	3,906
Depreciation for the period	(1,812)	(2,530)
Balance at end of the period	9,535	9,745

Note	15 | Inventories

	03.31.25	12.31.24

Supplies and spare-parts	172,364	162,606

Note	16 | Other receivables

	Note	03.31.25	12.31.24
Non-current:
Related parties	31.c	526	133

Current:
Assigned assets and in custody (1)		5,911	9,711
Judicial deposits		1,791	1,594
Security deposits		546	552
Prepaid expenses		2,270	4,168
Advances to suppliers		8,917	5,079
Tax credits		23	14,135
Debtors for complementary activities		21,766	26,305
Other		731	24
Allowance for the impairment of other receivables		(535)	(56)

Total current		41,420	61,512

(1)	As of March 31, 2025 and December 31, 2024, relate to Securities issued by private companies for NV 5,000,000 and NV 8,000,000, respectively, assigned to Global Valores S.A. The Company retains the risks and rewards of the aforementioned assets and may make use of them at any time, at its own request.

The value of the Company’s other financial receivables approximates their fair value.

The non-current other receivables are measured at amortized cost, which does not differ significantly from their fair value.

27

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES

The roll forward of the allowance for the impairment of other receivables is as follows:

	03.31.25	03.31.24
Balance at beginning of the year	56	139
Increase	483	98
Result from exposure to inflation	(4)	(72)
Balance at end of the period	535	165

Note	17 | Trade receivables

	03.31.25	12.31.24
Current:
Sales of electricity – Billed	221,967	178,191
Receivables in litigation	697	495
Allowance for the impairment of trade receivables	(16,142)	(12,339)
Subtotal	206,522	166,347

Sales of electricity – Unbilled	232,568	223,815
PBA & CABA government credit	8,014	3,255
Fee payable for the expansion of the transportation and others	2	2
Total current	447,106	393,419

The value of the Company’s trade receivables approximates their fair value.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	03.31.25	03.31.24
Balance at beginning of the year	12,339	14,756
Increase	5,841	590
Decrease	(995)	(168)
Result from exposure to inflation	(1,043)	(5,183)
Balance at end of the period	16,142	9,995

Note	18 | Financial assets at amortized cost

	03.31.25	12.31.24

Negotiable instruments	426	11,073

Note	19 | Financial assets at fair value through profit or loss

	03.31.25	12.31.24

Negotiable instruments	53,933	124,305
Mutual funds	307,496	270,182
Total Financial assets at fair value through profit or loss	361,429	394,487

28

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES

Note	20 | Cash and cash equivalents

	03.31.25	12.31.24	03.31.24
Cash and banks	5,898	21,912	4,849
Time deposits	3,592	3,570	-
Mutual funds	1,058	487	34,456
Total cash and cash equivalents	10,548	25,969	39,305

The reconciliation of the balances of cash and cash equivalents that are disclosed in the Statement of Cash Flows in accordance with the provisions of IAS 7 is as follows:

	03.31.25	12.31.24	03.31.24
Balances as above	10,548	25,969	39,305
Bank overdrafts (Note 25)	(19,110)	(60,223)	-
Balances per statement of cash flows	(8,562)	(34,254)	39,305

Note	21 | Share capital and additional paid-in capital

	Share capital	Additional paid-in capital	Total
Balance at December 31, 2024	824,277	11,148	835,425
Payment of Other reserve constitution - Share-based compensation plan	-	65	65
Balance at December 31, 2024 and at March 31, 2025	824,277	11,213	835,490

As of March 31, 2025, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share, 442,566,330 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share, and 1,596,659 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

Note	22 | Allocation of profits

The restrictions on the distribution of dividends by the Company are those provided for by the Business Organizations Law and by the negative covenants established by the Corporate Notes program.

If the Company’s Debt Ratio were higher than 3.75, the negative covenants set out in the Corporate Notes program, which establish, among other issues, the Company’s impossibility to make certain payments, such as dividends, would apply.

Additionally, in accordance with Title IV, Chapter III, section 3.11.c of the CNV, the amounts subject to distribution will be restricted to the amount equivalent to the acquisition cost of the Company’s own shares.

29

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES

Note	23 | Trade payables

		03.31.25	12.31.24
Non-current
Customer guarantees		3,046	2,801
Customer contributions		242	260
Total non-current		3,288	3,061

Current
Payables for purchase of electricity - CAMMESA (1)		620,195	504,244
Provision for unbilled electricity purchases - CAMMESA		148,856	144,279
Suppliers		128,591	161,338
Related parties	31.c	10,806	10,424
Advance to customer		4,246	3,421
Customer contributions		38	43
Discounts to customers		-	42
Total current		912,732	823,791

(1) As of March 31, 2025 and December 31, 2024, includes $ 156,447 and $ 57,798 relating to post-dated checks issued by the Company in favor of CAMMESA, respectively.

The value of the financial liabilities included in the Company’s trade payables approximates their fair value.

Note	24 | Other payables

	Note	03.31.25	12.31.24
Non-current
Payment plan - CAMMESA	2.b	183,322	196,503
ENRE penalties and discounts		1,931	1,809
Financial Lease Liability(1)		4,253	5,439
Total Non-current		189,506	203,751

Current
Payment plan - CAMMESA	2.b	43,760	52,206
ENRE penalties and discounts		64,701	65,640
Related parties	31.c	58	223
Advances for works to be performed		13	14
Financial Lease Liability (1)		3,518	4,209
Other		-	7
Total Current		112,050	122,299

The fair values of the payment plan with CAMMESA, adjusted in accordance with the development of the MWh value (Note 2.b) as of March 31, 2025 and December 31, 2024 amount to $122,422 and $142,758, respectively. Such values have been determined on the basis of the MWh monomic price published by CAMMESA at the end of each period. The applicable fair value category is Level 2.

The value of the rest of the financial liabilities included in the Company’s other payables approximates their fair value.

30

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES

(1)	The development of the finance lease liability is as follows:

	03.31.25	03.31.24
Balance at beginning of the year	9,648	6,886
Increase	-	3,091
Payments	(2,614)	(3,758)
Exchange difference	424	713
Interest	1,075	1,653
Result from exposure to inlfation	(762)	(936)
Balance at end of the period	7,771	7,649

Note	25 | Borrowings

	03.31.25	12.31.24
Non-current
Corporate notes (1)	370,944	385,360

Current
Corporate notes (1)	25,405	53,779
Interest from corporate notes	12,429	8,171
Bank overdrafts (2)	19,110	60,223
Financial loans (3)	17,678	-
Total current	74,622	122,173

(1)	Net of debt issuance, repurchase and redemption expenses.

(2)	The Company’s overdrafts are as follow:

Bank	Anual rate	Currency	Bank overdraft at 03/31/2025	Bank overdraft at 12/31/2024
Macro	35%	ARS	9,998	10,804
Credicoop	36%	ARS	9,112	5,450
ICBC	-	ARS	-	23,164
Provincia	-	ARS	-	10,860
Supervielle	-	ARS	-	6,145
Mariva	-	ARS	-	3,800
Total			19,110	60,223

(3)	90-day maturity bank loans taken with Banco Provincia and Banco Ciudad banks for $ 10,000 and $ 7,500, respectively, plus interest.

The fair values of the Company’s Corporate Notes as of March 31, 2025 and December 31, 2024 amount approximately to $ 439,526 and $ 488,219 respectively. Such values have been determined on the basis of the estimated market price of the Company’s Corporate Notes at the end of the period/year. The applicable fair value category is Level 1.

On March 7, 2025, the Company fully canceled its Class No. 4 Corporate Notes, for a total of $ 24,398.

The Company is subject to covenants that limit its ability to incur indebtedness pursuant to the terms and conditions of Classes Nos. 1, 3, 5, 6 and 7 Corporate Notes, which indicate that the Company may not incur new Indebtedness, except for certain Permitted Indebtedness or when the Debt ratio is not greater than 3.75 or less than zero and the Interest Expense Coverage ratio is less than 2. As of March 31, 2025, the values of the aforementioned ratios meet the established parameters.

31

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES

Based on the above, the Company’s Corporate Note debt structure is comprised of as follows:

		in USD					in millions of $
Corporate Notes	Class	Financial debt at 12/31/2024	Exchange	Issue	Payment	Financial debt at 03/31/2025	Financial debt at 12/31/2024	Financial debt at 03/31/2025
Floating rate - Maturity 2025 (*)	4	24,301,486	-	-	(24,301,486)	-	27,775	-
Fixed rate - Maturity 2025	1	8,218,667	-	-	-	8,218,667	9,307	9,045
Floating rate - Maturity 2025 (*)	6	16,776,504	-	-	-	16,776,504	18,662	17,532
Fixed rate - Maturity 2026	3	95,762,688	-	-	-	95,762,688	106,612	103,703
Fixed rate - Maturity 2028	5	81,920,187	-	-	-	81,920,187	89,244	86,910
Fixed rate - Maturity 2028/29/30	7	179,947,186	-	-	-	179,947,186	195,710	191,588
Total		406,926,718	-	-	(24,301,486)	382,625,232	447,310	408,778

		in USD					in millions of $
Corporate Notes	Class	Financial debt at 12/31/2023	Exchange	Issue	Payment	Financial debt at 12/31/2024	Financial debt at 12/31/2023	Financial debt at 12/31/2024
Fixed rate - Maturity 2024	2	60,945,000	(39,700,207)	-	(21,244,793)	-	117,868	-
Floating rate - Maturity 2025 (*)	4	-	-	24,301,486	-	24,301,486	-	27,775
Fixed rate - Maturity 2025	1	55,244,538	(47,025,871)	-	-	8,218,667	106,082	9,307
Floating rate - Maturity 2025 (*)	6	-	-	16,776,504	-	16,776,504	-	18,662
Fixed rate - Maturity 2026	3	-	34,157,571	61,605,117	-	95,762,688	-	106,612
Fixed rate - Maturity 2028	5	-	6,881,682	75,038,505	-	81,920,187	-	89,244
Fixed rate - Maturity 2028/29/30	7	-	48,789,286	131,157,900	-	179,947,186	-	195,710
Total		116,189,538	3,102,461	308,879,512	(21,244,793)	406,926,718	223,950	447,310

(*) Issuance in ARS, translated into USD at the exchange rate detailed in Note 5.

The maturities of the Company’s borrowings and their exposure to interest rates are as follow:

	03.31.25	12.31.24
Fixed rate
Less than 1 year	39,412	75,736
From 1 to 2 years	92,446	106,612
From 2 to 5 years	278,498	278,748
Total fixed rate	410,356	461,096
Floating rate
Less than 1 year	35,210	46,437
Total floating rate	35,210	46,437

The Company’s borrowings are denominated in the following currencies:

	03.31.25	12.31.24
Argentine peso	54,320	108,623
US dollars	391,246	398,910
Total Borrowings	445,566	507,533

Note	26 | Deferred revenue

	03.31.25	12.31.24
Non-current
Nonrefundable customer contributions	25,308	24,320
Investment plan - Agreement on the Regularization of Obligations (1)	90,746	93,076
Total Non-current	116,054	117,396

Current
Nonrefundable customer contributions	592	113

(1)	As of March 31, 2025 and December 31, 2024, includes $ 79,679 and $ 82,083 relating to the investment plan of the Agreement on the Regularization of Payment Obligations entered into in May 2019, and $ 11,067 and $ 10,993 relating to the investment plan of the Agreement on the Regularization of Payment Obligations entered into in December 2022, respectively.

32

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES

Note	27 | Salaries and social security taxes payable

	03.31.25	12.31.24
Non-current
Seniority-based bonus	7,197	6,759

Current
Salaries payable and provisions	23,991	46,925
Social security payable	22,669	19,976
Early retirements payable	321	314
Total current	46,981	67,215

The value of the Company’s salaries and social security taxes payable approximates their fair value.

Note	28 | Income tax and deferred tax

The breakdown of income tax, determined in accordance with the provisions of IAS 12 is as follows:

	03.31.25	03.31.24
Deferred tax	16,983	136,557
Current tax	(16,688)	-
Difference between provision and tax return	(332)	-
Income tax (expense) benefit	(37)	136,557

The detail of the income tax (expense) benefit for the period includes two effects: (i) the current tax for the period payable in accordance with the tax legislation applicable to the Company; and (ii) the effect of applying the deferred tax method on the temporary differences arising from the valuation of assets and liabilities for accounting and tax purposes.

The breakdown of deferred tax assets and liabilities is as follows:

	03.31.25	12.31.24
Deferred tax assets
Tax loss carry forward	-	15,959
Trade receivables and other receivables	6,690	5,006
Salaries and social security payable and Benefit plans	7,777	7,484
Tax liabilities	1,165	209
Provisions	12,211	11,283
Deferred tax asset	27,843	39,941

Deferred tax liabilities
Property, plants and equipments	(673,047)	(681,019)
Financial assets at fair value through profit or loss	(37,324)	(36,475)
Trade payables and other payables	(10,580)	(17,129)
Borrowings	(4,979)	(5,738)
Adjustment effect on tax inflation	(31,989)	(46,307)
Deferred tax liability	(757,919)	(786,668)

Net deferred tax liability	(730,076)	(746,727)

33

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES

Based on the guidelines provided for in IFRIC 23 “Uncertainty over income tax treatments”, the Company has restated for inflation the cumulative tax losses and fixed assets depreciation, using the wholesale price index, general level (IPIM) and the consumer price index, general level (IPC), respectively. This criterion has been adopted taking into consideration that the effective income tax rate shows a confiscatory result, in line with the Supreme Court of Justice of Argentina’s decision rendered in the case entitled “Telefónica de Argentina SA and Other vs/EN-AFIP-DGI, General Tax Bureau” on October 25, 2022.

The reconciliation between the income tax benefit (expense) recognized in profit or loss and the amount that would result from applying the applicable tax rate to the accounting income (loss) before taxes, is as follows:

	03.31.25	03.31.24
Income (loss) for the period before taxes	35,948	(23,015)
Applicable tax rate	35%	35%
Result for the period at the tax rate	(12,582)	8,055
Gain on net monetary position	35,616	161,055
Adjustment effect on tax inflation	(22,591)	(32,561)
Non-taxable income	(148)	8
Difference between provision and tax return	(332)	-
Income tax (expense) benefit	(37)	136,557

The income tax payable, net of withholdings is as follows:

	03.31.25	12.31.24
Non-current
Tax payable	16,688	-
Tax withholdings	(15,860)
Total non-current	828	-

Note	29 | Tax liabilities

	03.31.25	12.31.24
Non-current
Current
Provincial, municipal and federal contributions and taxes	14,535	11,419
VAT payable	27,615	10,660
Tax withholdings	7,885	11,173
SUSS withholdings	373	563
Municipal taxes	3,391	3,408
Total current	53,799	37,223

Note	30 | Provisions

Included in non-current liabilities
	For contingencies
	03.31.25	03.31.24
Balance at the beggining of the year	23,345	23,313
Increases	3,822	1,790
Result from exposure to inflation for the period	(1,858)	(8,040)
Balance at the end of the period	25,309	17,063

Included in current liabilities

	For contingencies
	03.31.25	03.31.24
Balance at the beggining of the year	8,786	6,783
Increases	2,151	1,236
Decreases	(758)	(951)
Result from exposure to inflation for the period	(699)	(2,336)
Balance at the end of the period	9,480	4,732

34

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES

Note	31 | Related-party transactions

The following transactions were carried out with related parties:

a.	Expense

Company	Concept	03.31.25	03.31.24

EDELCOS S.A.	Technical advisory services on financial matters	(14,100)	(6,568)
SACME	Operation and oversight of the electric power transmission system	(990)	(713)
Andina PLC	Financial interest	-	(22)
Grieco Maria Teresa	Legal fees	-	(2)
		(15,090)	(7,305)

b.	Key Management personnel’s remuneration

	03.31.25	03.31.24

Salaries	6,911	6,094

The balances with related parties are as follow:

c.	Receivables and payables

	03.31.25	12.31.24
Other receivables - Non current
CTG	-	-
SACME	526	133

Trade payables

EDELCOS	(10,806)	(10,424)

Other payables
SACME	(58)	(223)

Note	32 | Shareholders’ Meeting

The Company’s Annual General Meeting held on April 28, 2025 resolved, among other issues, the following:

-	To approve the Company’s Annual Report and Financial Statements as of December 31, 2024.
-	To allocate the $ 272,128 profit for the year ended December 31, 2024 (which at the purchasing power of the currency at March 31, 2025 amounts to $ 295,447) as follows: $18,040 to the absorption of Accumulated losses, $13,606 to the setting up of the Statutory Reserve, and $240,482 to the setting up of the Discretionary Reserve (which at the purchasing power of the currency at March 31, 2025 amount to $19,586, $14,772 and $261,089, respectively), in accordance with the terms of section 70, 3rd paragraph, of Business Organizations Law No. 19,550.
-	To approve the actions taken by the Directors and Supervisory Committee members, together with their respective remunerations.
-	To appoint Directors, Supervisory Committee members and the external auditors for the current fiscal year.

35

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOTES

Note	33 | Events after the reporting period

The following are the events that occurred subsequent to March 31, 2025:

-	Amendment to both the values of the Company’s electricity rate schedules and the scheduled date for the approval of the electricity rate schedules in the framework of the RT – ENRE Resolution No. 224/2025, Note 2.a.
-	Approval of the rate of return on assets – ENRE Resolution No. 237/2025, Note 2.a.
-	Approval of the Special System for the Regularization of Payment Obligations by the Energy Under-secretariat, Note 2.b.
-	Approval of the loan with the IMF and lifting of currency controls, Note 1.
-	Approval of the RT – ENRE Resolution No. 304/2025, Note 2.a.
-	The Company’s Annual General Meeting, Note 32.

DANIEL MARX
Chairman

36

Report on review of interim financial information

To the Shareholders, President and Directors of

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)

Introduction

We have reviewed the accompanying condensed consolidated interim statement of financial position of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) and its subsidiaries (the ‘Group’) as at March 31, 2025 and the related condensed consolidated interim statements of comprehensive income, changes in equity and cash flows for the three-month period then ended and selected explanatory notes.

Responsibilities of the Board of Directors

The board of Directors is responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with IFRS Accounting Standards and is therefore responsible for the preparation and presentation of the condensed interim financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 (IAS 34).

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity'. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial information is not prepared, in all material respects, in accordance with IAS 34.

Emphasis of Matter - Retroactive Restatement of Previously Issued Condensed Interim Consolidated Financial Statements

Without modifying our conclusion, we emphasize the information contained in Note 1 to the attached condensed interim consolidated financial statements, which describes the effects of the retroactive restatement of the deferred tax liability generated by the Property, Plant, and Equipment item.

Autonomous City of Buenos Aires, May 9, 2025.

PRICE WATERHOUSE & CO. S.R.L. (Partner)
Raúl Leonardo Viglione

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: May 12, 2025